UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Mary Lee Sparks
        2438 Campbell Road, N.W.
        Albuquerque, New Mexico 87104
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        June 1999

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner ( ) Officer (give title below) (x) Other (specify below)

        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        ( ) Form filed by One Reporting Person
        (x) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                          5. Amount of   6. Owner-
                    2. Trans-                                              Securities   ship Form:
                      action                         4. Securities        Beneficially    Direct
       1. Title of     Date       3. Trans-         Acquired (A) or       Owned at End  (D) or In-   7. Nature of Indirect
        Security     (Month/     action Code        Disposed of (D)         of Month    direct (I)   Beneficial Ownership
       (Instr. 3)   Day/Year)     (Instr. 8)       (Instr. 3, 4 & 5)     (Instr. 3 & 4) (Instr. 4)        (Instr. 4)
       -----------  ---------    -----------       -----------------     -------------- ----------   ---------------------
                                Code      V     Amount  (A)or(D)  Price
                                ----      -     ------  --------  -----
     Class A         05/03/99     S                 900    D        59.94     506(1)         D
     Common Stock
                                                                              71,916         I    By Mary Lee Sparks 1990
                                                                                                  Personal Income Trust for
                                                                                                  the Benefit of John
                                                                                                  Woodruff Sparks dated
                                                                                                  April 20, 1990

                                                                              71,916         I    By Mary Lee Sparks 1990
                                                                                                  Personal Income Trust for
                                                                                                  the Benefit of Anne
                                                                                                  Romayne Sparks dated
                                                                                                  April 20, 1990

                                                                              71,916         I    By Mary Lee Sparks 1990
                                                                                                  Personal Income Trust for
                                                                                                  the Benefit of Barbara
                                                                                                  Lee Sparks dated
                                                                                                  April 20, 1990

                                                                              71,916         I    By Mary Lee Sparks 1990
                                                                                                  Personal Income Trust for
                                                                                                  the Benefit of Christina
                                                                                                  Louise Sparks dated
                                                                                                  April 20, 1990



                                                                             196,678         D

                                                                             332,209         I    By Trust Agreement dated
                                                                                                  May 13, 1978 f/b/o
                                                                                                  Mary Lee Sparks





                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                              10.
                                                                                                     9.      Owner-
                                              5.                                                   Number     ship
                                            Number                                                of Deri-  Form of
                 2.                        of Deri-                                                vative   Deriva-    11.
        1.     Conver-                      vative          6.                                     Securi-    tive   Nature
       Title   sion or                      Securi-        Date                                     ties     Secur-  of In-
        of      Exer-     3.                 ties         Exer-                                   Benefici-   ity:   direct
      Deriva-   cise    Trans-             Acquired      cisable             7.                     ally     Direct  Benefi-
       tive     Price   action      4.      (A) or         and           Title and         8.     Owned at   (D) or   cial
      Secur-     of      Date     Trans-   Disposed       Expir-         Amount of      Price of   End of   Indirect Owner-
        ity     Deri-  (Month/    action    of (D)        ation          Underlying    Derivative   Month     (I)     ship
      (Instr.  vative    Day/      Code   (Instr. 3,   Date (Month/      Securities     Security   (Instr.  (Instr.  (Instr.
        3)    Security  Year)   (Instr. 8)  4 & 5)      Day/Year)      (Instr. 3 & 4)  (Instr. 5)    4)        4)      4)
      ------  -------- -------  --------------------   ------------    --------------  ----------  -------  -------  ------
                                Code   V  (A)   (D)  Date   Expir-   Title   Amount or
                                ----   -  ---   ---  Exer-  ation    -----   Number of
                                                     cis-   Date             Shares
                                                     able   ------           ---------
                                                     -----
     Employee  $24.50  05/03/99  M             900    (1)   09/24/08 Class A   25,000              24,000      D
     Stock                                                           Common
     Option                                                          Stock
     (right
     to
     buy)(1)

     Employee   24.25  12/22/97                       (2)   10/12/09 Class A    5,000               5,000      D
     Stock                                                           Common
     Option                                                          Stock
     (right
     to
     buy)(2)

     Employee   29.75  12/31/98                       (3)   12/31/08 Class A    5,000               5,000      D
     Stock                                                           Common
     Option                                                          Stock
     (right
     to
     buy)(3)

     Call       55.00  04/13/99  S               5  4/13/99 10/16/99 Class A      500    $7.50          0      D
     Option                                                          Common
     (Obliga-                                                        Stock
     tion to
     Sell)





   Explanation of Responses:

        Explanation of footnotes to Table I: For purposes of Section 13(d) of the Securities Exchange Act, each of the joint filers is a member of a group that together owns more than 10% of the Issuer's Class A Common Stock. Except as indicated in the following notes, the securities shown in Table I are beneficially owned for purposes of Rule 16a-1(a)(2) by Mary Lee Sparks and not by the other joint filer.

        (1) Beneficially owned for purposes of Rule 16a-1(a)(2) by Steven L. Grissom. These shares are not subject to Mr. Grissom's agreement with the other members of the 13(d) group referred to in
   Item 6 of the cover page of this Form 4.




        Explanation of footnotes to Table II: The derivative securities shown in Table II are beneficially owned for purposes of Rule 16a-1(a)(2) by Steven L. Grissom.

        (1) The employee stock option dated 9/24/97 vests in four equal annual installments which began on September 24, 1998.

        (2) The employee stock option dated 12/22/97 vests in four equal annual installments beginning on October 12, 1999.

        (3) The employee stock option dated 12/31/98 vests in four equal annual installments beginning on December 31, 1999.



   SIGNATURE OF REPORTING PERSON:



   Mary Lee Sparks
   By:  Steven L. Grissom
        Attorney in Fact


   Dated: July 9, 1999





                           JOINT FILER INFORMATION


   Name: Steven L. Grissom

   Address: 121 South 17th Street, Mattoon, Illinois 61938

   Designated Filer: Mary Lee Sparks

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: June 1999



   Signature: Steven L. Grissom